UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2016

XReal, Inc.
(Exact name of issuer as specified in its charter)

Delaware	47-1744678
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

604 Arizona Avenue Santa Monica, California 91304
(Full mailing address of principal executive offices)

(310) 963-1789
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements at the end of this Interim Report.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Semiannual Report.

XReal, Inc. is a Delaware corporation (the “Company”) originally formed as a limited liability company in the State of Delaware on August 11, 2014 but converted into a corporation on April 13, 2016, to create a new mobile gaming platform primarily targeting the eSports market, and to develop a mobile eSports franchise with highly addictive games. We are a developer and publisher of online games to be played exclusively on mobile and tablet devices. We operate in the mobile eSports segment of the video gaming industry and are an international developer and publisher of interactive software products and content.

We develop, market, and sell products exclusively through digital downloads, which are principally based on our developed intellectual properties. We are established to deliver content to a broad range of gamers, ranging from children to adults, and from core gamers to mass-market consumers to "value" buyers seeking budget-priced software, in a variety of markets. We intend to continue to focus our efforts in the areas we believe have the most opportunity for growth and higher profitability, while reducing investments in areas we believe have less profit potential and limited growth opportunities. To that end, we expect to focus on developing deep, high-quality content that offers engaging online gaming experiences. We believe the growth of video gaming as an industry reflects a "booming trend" among young people who play these games as a sport.

 We specifically designed our first game, Fortress Fury (the "Game"), to fit both Android and IOS mobile consoles. The Game was introduced to market in 2015 and gained many players in a short period of time. An internet forum has been created by users and YouTube reports in excess of 144,000 views of the various videos related to the Game. Fortress Fury has been listed in the top 100 on the iTunes app store and was downloaded more than a million times in its first two weeks after launch.  In late 2015, we decided to make a second, faster, improved version of the first Game, however, to date the Company has not commenced development.

We plan to address immediate needs required to support the growth of our first Game, especially through advertising to generate more downloads and interest in the Game after it is re-released. First, we intend to enhance and further develop the Game with software improvements once we have adequate funds. The second version is expected to have faster download and response times than the existing version.

The primary sources of revenue for XReal are expected to be the fees we charge for game play, including charges for add-on features during play, and participation in eSports tournaments and other events, as well as advertisements on our platforms.

Results of Operations

For the Six Months Ended June 30, 2016 and 2015

Revenue.  Total revenue for the six months ended June 30, 2016 and 2015 was $580 and $2,700, respectively.  Significant revenue is not expected until the launch of the second version of our Game, expected in 2017.

Operating Expenses.  Operating expenses the six months ended June 30, 2016 and 2015 was $27,770 and $227,228, respectively.  Operating expenses for the 2015 period were primarily comprised of non-capitalizable research and development costs related to game development.  In the 2016 period, the majority of expenses were for general operating costs and for non direct costs for the Company’s Regulation A offering.

Net Loss.  Net loss the six months ended June 30, 2016 and 2015 was $28,164 and $226,154, respectively. The net loss in the 2015 period was the result of substantial game development costs without significant revenue, since the Game needs enhancements before it can be re-launched. We cannot assure when or if we will earn revenue.  Currently operating costs exceed revenue because we do not have significant sales.  We cannot assure when or if revenue will exceed operating costs.  The 2016 period net loss is mostly related to general services required to operate the Company, and non direct costs for the Company’s Regulation A offering.

2

Liquidity and Capital Resources

We had net cash of $837 at December 31, 2015 and $858 at June 30, 2016, primarily from the proceeds of capital contributions made to the Company by its founders and principal shareholders, Howard Marks and Jason Maron. We anticipate the proceeds of our Regulation A+ offering as the primary source of working capital for the Company over the next 12 months.

During the six months ended June 30, 2016 and 2015 we had positive cash flows from operations of $21 and negative cash flows from operations of $203,522, respectively.  A substantial portion of the funds in the 2015 period were used to pay game development costs.  In the 2016 period, most costs incurred were remain payable or were paid for by a related party on behalf of the Company.

Cash provided by financing activities during the six months ended December 31, 2015 and 2014 was zero and $213,000, respectively.  The 2015 period proceeds were from Members’ contributions. Since inception, our capital needs have primarily been met from the capital contributions made by our founders.

We will have additional capital requirements during 2016 and 2017.  We do not expect to be able to satisfy our cash requirements through sales, and therefore we will attempt to raise additional capital through the sale of our common stock.  In September 2016, we were declared qualified by the Securities and Exchange Commission to conduct an offering of 600,000 shares of our common stock at $5.00 per share under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended.  As of September 28, 2016, we had not yet raised any capital in our Regulation A+ offering, which is scheduled to commence in October 2016 and terminate on March 20, 2017.  There is no assurance that the Company will raise any capital from its Regulation A+ offering or otherwise.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all.  We are currently incurring operating deficits that are expected to continue for the foreseeable future.  In the absence of additional working capital other than contributions of capital by the current shareholders of the Company, we expect to be able to operate at current levels for at least 12 more months, but may not have sufficient capital to enhance and re-release our Game as improved version two.  Under such circumstances, we would seek licensing or joint venture opportunities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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Revenue Recognition

We operate our games as live services that allow players to play for free. Within these games, players can purchase virtual goods to enhance their game-playing experience through widely accepted payment methods within their Apple iTunes or Google Play account.

We recognize revenue when all of the following conditions are satisfied: there is persuasive evidence of an arrangement; the service has been provided to the player; the collection of our fees is reasonably assured; and the amount of fees to be paid by the player is fixed or determinable. For purposes of determining when the service has been provided to the player, we have determined that an implied obligation exists to the paying player to continue displaying the purchased virtual goods within the online game over their estimated life or until they are consumed. Consumable virtual goods represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that do not provide the player any continuing benefit following consumption or often times enable a player to perform an in-game action immediately. For the sale of consumable virtual goods, we recognize revenue as the goods are consumed, which approximates less than one month.

Principal Agent Considerations

In accordance with the Accounting Standards Codification (ASC) 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate our digital storefront in order to determine whether or not we are acting as the principal or as an agent when selling our games, which we consider in determining if revenue should be reported gross or net. We primarily use digital storefronts for distributing our smartphone games. Key indicators that we evaluate in order to reach this determination include:

•	the terms and conditions of our contracts with the digital storefronts
•	whether we are paid a fixed percentage of the arrangement's consideration or a fixed fee for each game transaction
•	the party which sets the pricing with the end-user has the credit risk and provides customer support; and
•	the party responsible for delivery/fulfillment of the product or service to the end consumer

Based on the evaluation of the above indicators, we have determined that we are generally acting as a principal and are the primary obligor to end-users for smartphone games distributed through digital storefronts. Therefore, we recognize revenue related to these arrangements on a gross basis, when the necessary information about the gross amounts or platform fees charged, before any adjustments, are made available to us by the digital storefronts.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Under our current practice of developing new games, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales.

Item 2. Other Information

None.

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Item 3. Financial Statements

XREAL, INC.

(FORMERLY XREAL, LLC)

BALANCE SHEETS

(unaudited)

	As of June 30, 2016	As of December 31, 2015
Assets
Current assets:
Cash	$858	$837
Offering costs	50,000	-
Current assets	50,858	837
Total assets	$50,858	$837

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$55,628	$17,443
Accounts payable - related party	57,000	17,000
Current liabilities	112,628	34,443

Commitments and contingencies (Note 4)	-	-

Stockholders' Deficit:
Preferred Stock, par value $0.001 per share, 2,000,000 shares authorized, no shares issued or outstanding	-	-
Common Stock, par value $0.001 per share, 98,000,000 shares authorized, 10,000,000 and zero shares issued and outstanding at June 30, 2016 and December 31, 2015	10,000	-
Members' equity	-	407,100
Accumulated deficit	(71,770)	(440,706)
Total Shareholders' Deficit	(61,770)	(33,606)
Total liabilities and Stockholders' Deficit	$50,858	$837

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XREAL, INC.

(FORMERLY XREAL, LLC)

STATEMENTS OF OPERATIONS

(unaudited)

	Six Months Ended
	June 30, 2016	June 30, 2015

Revenues	$580	$2,700

Cost of sales	174	810

Gross profit	406	1,890

Operating Expenses
General and administrative	15,710	19,162
Sales and marketing	12,060	12,876
Research and development	-	195,190
Total operating expenses	27,770	227,228

Gross loss	(27,364)	(225,338)

Other income (expense):
Interest expense	-	(16)
Total other expense	-	(16)

Loss before provision for income taxes	(27,364)	(225,354)

Provision for income taxes	800	800

Net loss	$(28,164)	$(226,154)

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XREAL, INC.

(FORMERLY XREAL, LLC)

STATEMENTS OF CASH FLOWS

(unaudited)

	Six months ended June 30, 2016	Six months ended June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,164)	$(226,154)
Changes in operating assets and liabilities:
Accounts payable	13,185	15,132
Accounts payable - related party	15,000	7,500
Net cash provided by (used in) operating activities	21	(203,522)

CASH FLOWS FROM FINANCING ACTIVITIES:
Members' contributions	-	213,000
Net cash provided by financing activities	-	213,000

Increase in cash and cash equivalents	21	9,478
Cash and cash equivalents, beginning of year	837	469
Cash and cash equivalents, end of year	$858	$9,947

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$800	$800

Non cash investing and financing activities:
Offering costs paid by and included in accounts payable - related party	$25,000	$-
Offering costs included in accounts payable	$25,000	$-

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XREAL, INC.

(FORMERLY XREAL, LLC)

NOTES TO FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – NATURE OF OPERATIONS

XREAL, Inc, formerly XREAL, LLC, was formed on August 11, 2014 (“Inception”) in the State Delaware.  On April 13, 2016 XREAL, LLC was converted to XREAL, Inc., as Delaware Corporation. The Company’s headquarters are located in Santa Monica, California.  The Company is in the online gaming business and intends to build a mobile eSports franchise with a highly addictive game in addition to its current offering.  The financial statements of XREAL, Inc. (which may be referred to as "XREAL," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company operates in a rapidly changing technological market and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company’s current development.

NOTE 2 – SUMMARY OF SIGNFIICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements of XREAL, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America (GAAP) for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.  In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim financial statements should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2015 and 2014. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the full year.

As disclosed above, XREAL, LLC was converted to XREAL, Inc., a Delaware Corporation during the six months ended June 30, 2016. The historical financial statements included herein as of December 31, 2015 and the six months ended June 30, 2015 are those of XREAL, LLC.  As of and for the period ended June 30, 2016 the financial statements  reflect the capital structure of a Corporation rather than a Limited Liability Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

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To date, the Company has not generated meaningful revenues from principal operations and we have sustained losses since Inception.  Costs are expected to exceed revenues in the near term as we develop more games and incur operating costs.  These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

Management reviewed various factors including availability of capital from current stockholders and third parties, expected future revenue and development costs, industry trends, and current and historical operating costs.

We determined that in the near term, the Company’s stockholders have the ability and intent to continue to fund the business and product development as they have since Inception.  In addition, there is a high degree of interest from third parties to raise significant capital through a Regulation A Tier 2 securities offering ("Reg A+ Offering") based on the Company’s “Testing the Waters” campaign, and only minimal costs are required to continue to operate the Company between periods of product development.  Accordingly, management concluded their plans for liquidity are sufficient to alleviate substantial doubt about the Company’s ability to continue as a going concern.

No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Offering Costs

Specific incremental costs directly attributable to an offering of equity securities are deferred and charged against gross proceeds of the offering as a reduction of additional paid-in capital.  In the event the Reg A+ Offering is not successful, we will charge these costs to operations. To date, the company has capitalized $50,000 in legal costs directly associated with the Reg A+ offering.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Under our current practice of developing new games, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. To date, no software development costs have been capitalized.

Revenue Recognition

We operate our games as live services that allow players to play for free. Within these games, players can purchase virtual goods to enhance their game-playing experience through widely accepted payment methods within their Apple iTunes or Google Play account.

We recognize revenue when all of the following conditions are satisfied: there is persuasive evidence of an arrangement; the service has been provided to the player; the collection of our fees is reasonably assured; and the amount of fees to be paid by the player is fixed or determinable. For purposes of determining when the service has been provided to the player, we have determined that an implied obligation exists to the paying player to continue displaying the purchased virtual goods within the online game over their estimated life or until they are consumed. Consumable virtual goods represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that do not provide the player any continuing benefit following consumption or often times enable a player to perform an in-game action immediately. For the sale of consumable virtual goods, we recognize revenue as the goods are consumed, which approximates less than one month.  As of June 30, 2016 and December 31, 2015 any amounts that may require deferral of revenue were inconsequential due to the insignificant revenue derived during December 2015.

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Principal Agent Considerations

In accordance with the Accounting Standards Codification (ASC) 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate our digital storefront in order to determine whether or not we are acting as the principal or as an agent when selling our games, which we consider in determining if revenue should be reported gross or net. We primarily use digital storefronts for distributing our smartphone games. Key indicators that we evaluate in order to reach this determination include:

•	the terms and conditions of our contracts with the digital storefronts
•	whether we are paid a fixed percentage of the arrangement’s consideration or a fixed fee for each game transaction’
•	the party which sets the pricing with the end-user, has the credit risk and provides customer support; and
•	The party responsible for delivery/fulfillment of the product or service to the end consumer

Based on the evaluation of the above indicators, we have determined that we are generally acting as a principal and are the primary obligor to end-users for smartphone games distributed through digital storefronts. Therefore, we recognize revenue related to these arrangements on a gross basis, when the necessary information about the gross amounts or platform fees charged, before any adjustments, are made available to us by the digital storefronts.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standard Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – RELATED PARTY TRANSACTIONS

On March 11, 2016, the Company entered into an expense reimbursement agreement with StartEngine Crowdfunding, Inc. a related party.  The agreement provides for the reimbursement of expenses of up to $72,500 for marketing and legal services.  As of June 30, 2016 and December 31, 2015, $57,000 and $17,000, respectively, was included in accounts payable to related party in the accompanying balance sheets.  During the six months ended June 30, 2016 and 2015, payments on behalf of the Company for marketing, legal and accounting services totaled $40,000 and $7,500, respectively.

Member contributions prior to the conversion to a corporation are disclosed in Note 5 below.

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NOTE 4 – COMMITMENTS AND CONTINGENCIES

Development and Royalty Agreements

On August 1, 2014, the Company entered into an agreement with a third party game development company, for the development and support of Fortress Fury.  The agreement called for $120,000 in development fees and monthly recoupable tuning and support fees, as explained below, which ranged from approximately $25,000-31,000 per month.  Per the agreement, the Company owes the developer a quarterly royalty of 20% of the net receipts received from Fortress Fury, only after the accumulated royalties that otherwise would be due is greater than the total tuning and support fees paid. To date, the tuning and support fees exceed any royalties and accordingly no royalties are payable.

On May 21, 2015, the Company entered into a one (1) year royalty agreement with a third party related to Fortress Fury.  The royalty agreement is for the introduction to publishers, distributors and operators worldwide, excluding North American and Europe. The agreement calls for 10% of fees and advances received by the Company to be paid to the third party and 10% royalty for five years from the commercial launch date in each territory.  To date, the Company has not incurred any royalties.

NOTE 5 – MEMBERS’ EQUITY

On April 13, 2016, XREAL LLC was converted to XREAL Inc, a Delaware Corporation.  XREAL, Inc, is authorized to issued ninety-eight million (98,000,000) shares of common stock, par value $0.001 and two million (2,000,000) shares of preferred stock, par value $0.001.  As such, members of the LLC were converted to shareholders of the Company.  Each founding member received 5,000,000 shares of common stock in exchange for their LLC interests for total common shares issued and outstanding upon conversion of 10,000,000.  Upon the conversion date, all members contributions to date totaling $407,100 and accumulated deficit were allocated to additional paid-in capital under applicable accounting guidance, with $10,000 being reclassed for the par value of common stock and any negative additional paid-in capital balances reclassed back to accumulated deficit.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2016 through September 28, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Certificate of Incorporation and Certificate of Conversion*

2.2	Bylaws*

4.1	Subscription Documents*

6.1	Posting Agreement with StartEngine CrowdFunding, Inc.*

6.2	Development Agreement with Collision Studios, Inc., as amended.*

6.3	Expense Reimbursement Agreement with StartEngine CrowdFunding, Inc.*

11.	Consent of Independent Certified Public Accountants*

12.	Legal Opinion of Richardson & Associates*

13.	Marketing Materials*

________

*Filed with the original Offering Statement on Form 1-A on May 11, 2016 or with subsequent amendments to such Offering Statement.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XReal, Inc.

Date: September 28, 2016	By:	/s/ Howard Marks
Howard Marks
Chairman and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 28, 2016	By:	/s/ Jordan Maron
Jordan Maron
Chief Financial Officer

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